Votorantim Celulose e Papel S.A.

Consolidated Financial Statements
as at December 31, 2004 and 2003,
and for the Three Years
Ended December 31, 2004
and Report of Independent
Registered Public Accounting Firm

Index to Consolidated Financial Statements Page

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheet

Consolidated Statement of Income

Consolidated Statement of Cash Flows

Statement of Changes in Shareholders' Equity

Notes to the Consolidated Financial Statements

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders

Votorantim Celulose e Papel S.A.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Votorantim Celulose e Papel S.A. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements as at and for the year ended December 31, 2004, of Aracruz Celulose S.A., an affiliate, the investment in which totaled US$ 243 million at December 31, 2004 and for which the equity gain, included in net income, totaled US$ 28 million for the year then ended. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Aracruz Celulose S.A., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

PricewaterhouseCoopers Auditores Independentes	São Paulo, Brazil January 18, 2005

Consolidated Balance Sheet at December 31
Expressed in millions of U.S. dollars, except number of shares

Assets	2004	2003

Current assets
Cash and cash equivalents	151	290
Held-to-maturity investments	69	106
Trade accounts receivable, net	175	151
Inventories	130	97
Recoverable taxes	49	35
Other	13	11

	587	690

Investment in affiliates, including goodwill	249	245
Property, plant and equipment, net	1,443	1,202

Other assets
Held-to-maturity investments	209	197
Unrealized gains from cross currency interest rate swaps	47	51
Deferred income tax	43	26
Other	66	57

	365	331

	2,644	2,468

Liabilities and shareholders' equity	2004	2003

Current liabilities
Trade accounts payables	45	36
Short-term debt	79	48
Current portion of long-term debt	297	431
Payroll, profit sharing and related charges	15	13
Income taxes	18	8
Other	19	24

	473	560

Long-term liabilities
Long-term debt	569	667
Accrued liabilities for legal proceedings	104	56

	673	723

Commitments and contingencies (Note 14)

Shareholders' equity
Preferred shares, no par value, 280,000,000 shares authorized, 85,911,046 shares issued and outstanding at December 31, 2004 and 2003	785	553
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding at December 31, 2004 and 2003	1,053	767
Additional paid-in capital	29	29
Treasury shares, at cost, 2004 - 157,200 preferred shares;
2003 - 7,900 preferred shares.	(2)	(1)
Appropriated retained earnings	60	46
Unappropriated retained earnings	440	773
Accumulated other comprehensive deficit
Net unrealized loss on available-for-sale securities of affiliates		(1)
Cumulative translation adjustment	(867)	(981)

	1,498	1,185

	2,644	2,468

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Income
Expressed in millions of U.S. dollars, except number of shares

	2004	2003	2002

Net operating revenue
Domestic sales (net of sales taxes: 2004 - US$ 119;
2003 - US$ 123 and 2002 - US$ 109)	512	443	410
Export sales (including related party sales: 2003 - US$ 58;
2002 - US$ 119)	498	373	199

	1,010	816	609

Operating costs and expenses
Cost of sales	518	421	329
Selling and marketing	121	82	58
General and administrative	40	33	30
Other operating expenses, net	6	12	15

	685	548	432

Operating profit	325	268	177

Non-operating income (expense)
Financial income	40	65	73
Financial expense	(69)	(71)	(59)
Foreign exchange gain (loss), net	12	(14)	(11)

	(17)	(20)	3

Income before taxes on income and equity in affiliates	308	248	180

Current income tax expense
Domestic	(47)	(37)	(24)
Foreign	(6)	(3)
Deferred income tax benefit (expense)	17	17	34

Income before equity in affiliates	272	225	190

Equity gain (loss) of affiliates	31	19	(121)

Net income	303	244	69

Net income applicable to preferred shares	143	115	32
Net income applicable to common shares	160	129	37

Net income	303	244	69

Basic and diluted earnings - in U.S. dollars
Per preferred share or ADS	1.67	1.34	0.38
Per common share	1.51	1.22	0.35

Weighted average number of shares outstanding (thousand)
Preferred	85,773	85,510	85,107
Common	105,702	105,702	105,702

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows
Expressed in millions of U.S. dollars

	2004	2003	2002

Cash flows from operating activities
Net income	303	244	69
Adjustments to reconcile net income to cash provided by operating activities
Unrealized foreign exchange (gain) loss, net	(12)	14	11
Equity gain in affiliates	(31)	(19)	(15)
Goodwill impairment of affiliates			136
Deferred income tax	(17)	(17)	(34)
Depreciation and depletion	89	72	51
Loss on disposal of property, plant and equipment	5	7	17
(Increase) decrease in assets and liabilities
Trade accounts receivable	(17)	5	28
Inventories	(21)	(28)	(16)
Other assets	(15)	(3)	(43)
Liabilities	(29)	(37)	(19)

Net cash provided by operating activities	255	238	185

Cash flows from investing activities
Purchases of held-to-maturity investments	48	55	49
Dividends and interest on equity received	22	13	8
Acquisition of property, plant and equipment	(218)	(165)	(317)

Net cash used in investing activities	(148)	(97)	(260)

Cash flows from financing activities
Short-term debt	42	(28)	(13)
Long-term debt
Third parties
Issuances	347	364	928
Repayments	(558)	(420)	(683)
Related parties
Issuances	46	163	63
Repayments	(30)	(8)	(227)
Sales (acquisition) of treasury shares	(1)	8	2
Dividends paid	(104)	(40)	(34)

Net cash provided by (used in) financing activities	(258)	39	36

Effect of exchange rate changes on cash
and cash equivalents	12	20	(43)

Net increase (decrease) in cash and cash equivalents	(139)	200	(82)

Cash and cash equivalents at beginning of year	290	90	172

Cash and cash equivalents at end of year	151	290	90

Supplemental cash flow information

Cash paid during the year for
Income tax	34	31	19
Interest	61	59	54
Non-cash transactions
Acquisition of property, plant and equipment financed by suppliers		2	4

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Expressed in millions of U.S. dollars, except number of shares

	2004	2003	2002

Preferred shares
At beginning of year	553	553	553
Transferred from unappropriated retained earnings	232

At end of year	785	553	553

Common shares
At beginning and end of year	767	767	767
Transferred from unappropriated retained earnings	286

At end of year	1,053	767	767

Additional paid-in-capital
At beginning of year	29	24	23
Gain on sale of treasury shares		5	1

At end of year	29	29	24

Treasury shares
At beginning of year	(1)	(4)	(6)
Preferred shares sold (2004 - 114,500; 2003 - 713,600 and 2002 - 455,500)	1	3	2
Preferred shares purchased (2004 - 263,800)	(2)

At end of year	(2)	(1)	(4)

Appropriated retained earnings
At beginning of year	46	31	27
Transferred from available-for-sale			1
Transferred from unappropriated retained earnings	14	15	3

At end of year	60	46	31

Unappropriated retained earnings
At beginning of year	773	584	518
Net income	303	244	69
Transferred to preferred shares	(232)
Transferred to common shares	(286)
Transferred to appropriated retained earnings	(14)	(15)	(3)
Dividends
Preferred	(49)	(19)
Common	(55)	(21)

At end of year	440	773	584

Net unrealized loss on available-for-sale securities of affiliates
At beginning of year	(1)	(1)
Transferred to results of operations (retained earnings)	1		(1)

At end of year		(1)	(1)

Cumulative translation adjustments
At beginning of year	(981)	(1,187)	(775)
Gain (loss) for the year	114	206	(412)

At end of year	(867)	(981)	(1,187)

Shareholders' equity at end of year	1,498	1,185	767

Comprehensive income (loss)
Net income	304	244	69
Loss in affiliate's available-for-sale securities			(1)
Translation adjustments	114	206	(412)

Comprehensive income (loss)	418	450	(344)

The accompanying notes are an integral part of the consolidated financial statements.

Notes to the Consolidated Financial Statements

Expressed in millions of U.S. dollars, unless otherwise stated

1 Operations

Votorantim Celulose e Papel S.A. (the "Company", "VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control.

We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

Our preferred shares are traded on the São Paulo Stock Exchange under the symbol "VCPA4." Our American Depositary Shares ("ADSs") are traded on the New York Stock Exchange under the symbol "VCP". Each ADS represents one of our preferred shares. On December 11, 2003 the BNDES Participações S.A. - BNDESPAR sold 18,791,305 ADS (or equivalent in preferred shares) and several Votorantim group companies together sold 4,251,990 ADS (or equivalent in preferred shares) in a global offering.

2 Significant Accounting Policies

(a) Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the accounting principles applied by the Company in its financial statements prepared in accordance with accounting practices generally accepted in Brazil ("Brazilian GAAP") as filed with the Comissão de Valores Mobiliários (Brazilian Securities Commission or "CVM"), or for other statutory purposes in Brazil.

(b) Translation of financial statements

We transact the majority of our business in Brazilian Reais (R$) and, therefore, have adopted the Brazilian Real as the functional currency and have selected the United States dollar as our reporting currency. The U.S. dollar amounts for all years presented have been translated from Reais amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") 52, "Foreign Currency Translation". Assets and liabilities are translated from the functional currency to the reporting currency using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2004 - US$ 1.00 : R$ 2.6544; December 31, 2003 - US$ 1.00 : R$ 2.8892; December 31, 2002 - US$ 1.00 : R$ 3.533).

Revenue, expenses and gains and losses are translated from the functional currency to the reporting currency using the monthly weighted-average exchange rates for the year. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account ("CTA") in shareholders' equity.

In 2002, we incorporated VCP Overseas Holding KFT, a wholly owned subsidiary located in Hungary. In 2001, we incorporated Newark Financial Inc. ("Newark"), a wholly owned subsidiary located in the British Virgin Islands. Both foreign subsidiaries transact the majority of their activities in U.S. dollars and accordingly, have elected such currency as their functional currency.

(c) Principles of consolidation

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportadora e Participações S.A. ("VEP"), VCP Florestal Ltda., St. Helen Holding III B.V., Normus Emprendimentos e Participações Ltda., Newark, VCP Overseas Holding KFT, VCP Terminanais Portuários S.A., VCP Export Finance Inc. (Cayman), VCP North America Inc. (United States of America) and VCP Trading N.V. (Netherlands Antilles), all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned affiliates, Aracruz Celulose S.A. ("Aracruz"), which we acquired during 2001 (Note 4) and our 50 percent owned affiliates, Voto - Votorantim Overseas Trading Operations N.V. ("VOTO I") and
Voto - Votorantim Overseas Trading Operations II Limited ("VOTO II") are accounted for on the equity method.

(d) Cash and cash equivalents

We consider all highly liquid investments with a maturity at acquisition of three months or less to be cash equivalents.

(e) Held-to-maturity investments

We consider debt securities as held-to-maturity when we intend and have the ability to hold the securities to maturity. Held-to-maturity securities are carried at cost plus accrued income which is included in financial income in the statement of income.

(f) Inventories

Inventories, including timber, are stated at average acquisition or production cost, which is lower than market.

(g) Investment in affiliates, including goodwill

Investments in affiliates in which we have the ability to exercise significant influence over the operating and financial policies are accounted for under the equity method.

SFAS 142, "Goodwill and Other Intangible Assets", requires, beginning January 1, 2002, that goodwill as well as other intangible assets with indefinite lives no longer be amortized but be tested annually for impairment.

Accounting Principles Board Opinion ("APB") No. 18, "The Equity Method of Accounting for Investment in Common Stock", requires the carrying value of investments to be reduced to market value when the reduction is considered to be other than temporary. During 2002, we recorded an impairment loss on our investment in Aracruz (Note 4).

(h) Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction, including interest during the construction period. Expenditures which materially extend the useful lives of the existing facilities and equipment are capitalized. We depreciate property, plant and equipment using the straight-line method at rates we judge to be compatible with the useful lives, principally 25 years for plant and equipment, 10 years for furniture and fixtures and five years for vehicles. Depletion of forests is computed on the unit-of-production method, based on the volume of timber harvested in each period. Software costs capitalized are amortized on a straight-line basis over five years.

Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing etc.) and on-going development costs are capitalized as incurred. As a result of improvements in forest management techniques, including genetic improvement in trees, beginning in 2001 we now harvest and replant our forests approximately every seven years and capitalized costs are expensed at the time of each harvest.

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

(i) Income taxes

Brazilian taxes on income consist of federal income and social contribution taxes, the latter being a federally mandated tax based on income. There are no taxes levied by state or local authorities on income in Brazil.

For the purposes of these financial statements, we have applied SFAS 109 "Accounting for Income Taxes", for all periods presented. The effect of adjustments made to reflect the requirements of US GAAP as well as the differences between the tax basis of non-monetary assets and the statutory accounting basis prepared in accordance with Brazilian GAAP have been recognized as temporary differences for the purpose of recording deferred income taxes.

Current and non-current deferred tax assets and liabilities are presented separately.

(j) Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers. Revenue is recorded net of sales returns of US$ 6 in 2004 (US$ 8 in 2003 and US$ 7 in 2002). Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income. Recognition of revenue for our two segments and for domestic and export sales is based on the following principles:

Paper - domestic market: Sales are either on cash or credit terms (normally 30, 60, 90 days) or through our vendor program. Credit sales receivables are discounted to present values as our price list is dependent on the length of credit granted. Revenue is recognized when the customer takes delivery of the product either upon delivery to the customer's carrier (Incoterms FOB) or premises (Incoterms CIF). Sales through our vendor program are made to certain of our pre-qualifying domestic customers, and represented approximately 21% of our domestic sales in 2004 (2003 - 22%; 2002 - 21%). Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product. We guarantee full repayment of the loan for which the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 360 days.

We estimate that for 2004, 2003 and 2002, an average of approximately 2% of our total number of regular domestic customers (approximately 22%, 21% and 22%, respectively, of total domestic sales value) obtained our guarantee for their loans.

Paper - export market: export orders are normally met by own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer, that is, the Company delivers the goods, cleared for export to the carrier nominated by the buyer at the named place. Incoterms CIF and Incoterms FOB terms determine timing of revenue recognition.

Pulp - domestic market: in 2004 none of our customers were qualified for sales through our vendor program (2003 - one; 2002 - four), credit terms of up to 270 days were extended by the bank. Remaining sales are primarily under credit terms which do not exceed 30 days. Revenue recognition is consistent with that applied to paper sales.

Pulp - export market: all export orders are normally satisfied by own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer. Exports to Asia are on a cost and freight basis with a named port of destination.

Research and development expenses are charged to expense as incurred and totaled approximately US$ 1 in each of 2004, 2003 and 2002. Start-up expenses of new facilities and restructuring charges are also directly expensed.

Shipping and handling costs are charged to selling and marketing expenses and totaled approximately US$ 76, US$ 52 and US$ 29 in 2004, 2003 and 2002, respectively.

(k) Comprehensive income (loss)

We report comprehensive income (loss) in accordance with SFAS 130, "Reporting Comprehensive Income", and have elected to present this in the Statement of changes in shareholders' equity. In our case, comprehensive income (loss) comprises the results of our operations, the translation adjustments included in the CTA component of shareholders' equity and the changes in the fair value of available-for-sale securities of an affiliate.

(l) Earnings per share

In conformity with SFAS 128, "Earnings per Share", we have presented earnings per share for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that paid to the common shares. The computation has been made as if the net income for each period will be fully distributed. Earnings may be capitalized or otherwise appropriated, consequently such earnings would no longer be available as dividends. Therefore, there is no assurance that preferred shareholders will receive a 10% premium on undistributed earnings. We may also pay dividends through interest attributed to capital in accordance with our by-laws.

Following the reverse stock split of our shares and ADSs on October 18, 2004 (Note 18), we have retroactively adjusted all shares and ADS data to take account of the reverse split.

(m) Use of estimates

In order to prepare our financial statements in conformity with generally accepted accounting principles we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the years. Such estimates include the selection of useful lives of property, plant and equipment, provisions for impairments and for contingent liabilities, and other similar evaluations. Actual results could differ from our estimates.

(n) Employee benefits and other related matters

In March 2000 we launched a defined contribution plan which provides pension and post-retirement benefits (Note 20). We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred. Most of our employees are members of unions, with which we enter into collective-bargaining arrangements annually. The liability for future compensation for employee vacations is accrued as earned.

(o) Environmental matters

Our production facilities and forestry operations are subject to a number of environmental risks which we seek to mitigate by strict operating procedures and investments in pollution control equipment and systems. Ongoing environmental compliance expenditures are expensed as incurred and new equipment and systems are capitalized. We believe that no provision for losses related to environmental matters is currently required based on prevailing laws and regulations in Brazil.

3 Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board ("FASB"), recently issued a number of Statements of Financial Accounting Standards and interpretations; neither of the standards or interpretations described below had a material impact on the financial position and results of operations of the Company.

  SFAS 150 - "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 became effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities.

  In January 2003, the FASB issued Interpretation No. 46 (FIN 46R) - Consolidation of Variable Interest Entities. FIN 46R provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. We are not the primary beneficiary of our investments in our special purpose financing companies (Note 11) which qualify as variable interest entities under FIN 46R as these entities were designed by our controlling shareholders.

The following Standards and interpretations will be effective in the near future although, upon adoption, management does not expect they will significantly affect the financial statements:

  SFAS No. 151 - "Inventory Costs" was issued in November 2004 and deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. The provisions of this Statements will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively.

  SFAS No. 153 - "Exchanges of Nonmonetary Assets" was issued in December 2004 and eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted.

  SFAS No. 123R - "Share-Based Payment" was issued in December 2004 and sets accounting requirements for "share-based" compensation to employees, including employee-stock-purchase-plans (ESPPs) and provides guidance on accounting for awards to non-employees. This Statement will require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. For public entities, this Statement is effective for the first interim period beginning after June 15, 2005. The Company does not currently provide any share-based payments to employees or non-employees.

  Emerging Issues Task Force - EITF Issue 03-1-1 issued in September 2004 delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Paragraphs 10-20 of EITF Issue No. 03-1 give guidance on how to evaluate and recognize an impairment loss that is other that temporary.

4 Acquisition of Affiliate

(a) Prospective acquisitions

On November 10, 2004, VCP signed an agreement to acquire an interest in Ripasa S.A. Celulose e Papel ("Ripasa") through a venture to be formed with Suzano Bahia Sul Papel e Celulose S.A. ("Suzano"). The venture will grant VCP and Suzano equal rights and responsibilities including equal direct or indirect holdings in the capital of Ripasa. The transaction is subject to the review and approval of the Brazilian antitrust authorities.

The shares will be acquired as follows:

(i) 111,417,366 common shares and 35,988,899 preferred shares of Ripasa, representing 66.67% of the voting stock and 39.77% of the total stock, will be acquired and paid for by March 31, 2005 for the Reais equivalent of US$ 480.

(ii) The venture has a call option to acquire 55,708,684 common shares and 17,450,639 preferred shares of Ripasa, representing 33.33% of the voting stock and 19.74% of the total stock starting on the fifth anniversary of the closing date, and during one year for the Reais equivalent of US$ 240. The shareholders of Ripasa who are party to the agreement have a put option to require the venture to acquire all their common and preferred shares for a period of five years from the closing date. Presently, 1,302,865 common shares and 5,007,587 preferred shares held by the shareholders of Ripasa party to the agreement are restricted as to sale.

Following a restructuring of Ripasa, the remaining minority shareholders are expected to be issued a tender offer to exchange their shares for shares of VCP and Suzano.

(b) Consummated acquisitions

On October 3, 2001, Newark acquired 127,506,457 common shares of Aracruz, representing 28.00% of the voting share capital and 12.35% of equity share capital of Aracruz, for US$ 370. The transfer of the shares occurred on November 1, 2001 when we became a member of the controlling group of Aracruz, together with the Lorentzen and Safra Group, (each member owning 28% of the voting shares and with three seats on the board of directors), and BNDESPAR (with 12.5% of the voting shares and one seat on the board of directors). The excess of the cost of our investment in Aracruz over our portion of the underlying fair value of the net assets amounted to US$ 155.

Aracruz's condensed balance sheet and statement of operations at December 31 are as follows:

	2004	2003

Currents assets	833	743
Property, plant, and equipment, investments in affiliated
company and other assets	2,697	2,712
Current liabilities	275	514
Long-term debt (long-term portion)	1,223	979
Other long-term liabilities	218	161
Shareholders' equity	1,814	1,801

Net sales	1,167	1,003
Operating income	357	307
Net income	227	148

Our share of the distributable retained earnings of Aracruz are restricted to the equivalent of US$ 60 at December 31, 2004. Dividends and interest on equity received from Aracruz during 2004, totaled US$ 22 (2003 totaled US$ 13).

Pursuant to APB 18, a goodwill impairment provision was determined based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002, of US$ 136 (gross of deferred income tax effects of US$ 46) and was charged directly to income ("Equity gain (loss) of affiliates"). The deferred tax effect is included in "Deferred income tax benefit". At December 31, 2004, Aracruz ADSs traded at US$ 37.10.

5 Income Taxes

For 2004, 2003 and 2002 Votorantim Celulose e Papel S.A. (parent company) elected to calculate and pay income taxes based on the provisions of REFIS, an alternate tax regime, whereas its subsidiaries are assessed based on adjusted pretax income.

Generally, income taxes in Brazil include federal income tax and social contribution for which the composite statutory tax rate was 34% for 2004, 2003 and 2002.

(a) Income tax analysis

The statutory rate applied to income before taxes is reconciled to income tax expense as follows:

	2004	2003	2002

Income before income taxes	308	248	180

Income tax expense at statutory tax rate - 34%	(105)	(84)	(61)
Reconciliation of statutory to effective rate
Effect of REFIS election	69	61	25
Deferred tax on impairment in Aracruz			46

Income tax (expense) benefit	(36)	(23)	10

We could elect annually for each year from 2001 to 2005 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis based on net sales for the year adjusted by financial income and other income) or actual pre-tax income. Both bases are determined on the Company's statutory records. We opted to be taxed under the REFIS basis until 2004. From 2005, VCP will again be taxed on the basis of actual pre-tax income.

(b) Analysis of deferred tax balances

	2004	2003

Deferred tax assets
Tax effects on impairment of Aracruz (Note 4)	46	46
Tax loss carryforwards (primarily VEP)	18	15
Cross currency interest rate swap contracts	12
Other provisions	3	4

Total deferred tax asset	79	65

Deferred tax liabilities
Cross currency interest rate swap contracts		(16)
Accelerated depreciation and US GAAP adjustments	(36)	(23)

Total deferred tax liability	(36)	(39)

Net deferred tax assets	43	26

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period over which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate.

6 Held-to-maturity Investments

	2004	2003

In reais
Debentures		8
Foreign Government Bonds	41

In U.S. dollars
Brazilian Government Bonds	223	295
VOTO III	14

Total	278	303

		Estimated
Maturity periods	Book value	fair value

Due in less than one year	69	75
Due in one to five years	68	141
Due after five years	141	229

	278	445

7 Trade Accounts Receivable

	2004	2003

Domestic receivables	101	83
Export receivables, denominated in U.S. dollars	79	73
Allowance for doubtful accounts	(5)	(5)

	175	151

No single customer represented more than 10% of our trade accounts receivables balance or net sales.

8 Inventories

	2004	2003

Finished products	57	51
Work in process	7	6
Raw materials and supplies	63	38
Imports in transit and other	3	2

	130	97

9 Property, Plant and Equipment

	2003	2003

Land	114	46
Buildings	113	101
Machinery, equipment and installations	1,136	975
Forests	272	184
Other	156	124
Construction in progress	78	75

	1,869	1,505
Accumulated depreciation and depletion	(426)	(303)

	1,443	1,202

Interest capitalized on construction in progress in each of the periods was: 2004 - US$ 4; 2003 - US$ 7 and 2002 - US$ 41.

10 Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 2.4% at December 31, 2004 (2003 - 4.8%). Historically, we have not incurred significant losses in connection with such recourse provisions.

11 Long-term Debt

	Interest rate
	December 31, 2004	2004	2003

Third parties

In U.S. dollars
Export credits (pre-payment)	LIBOR + 1.49%	444	264
Syndicated bank loan	LIBOR + 2.00%	88	296
ABN AMRO bank loan	LIBOR + 2.00%	-	79
Export credits (ACCs)	2.60%	3	160

Total third parties		535	799

Related parties

In U.S. dollars
VOTO II loan	5.75%	125	125
VOTO III loan	7.88%	47

In Reais
Banco Nacional de Desenvolvimento
Econômico e Social ("BNDES")
TJLP	TJLP + 3.00%	132	140
UMBNDES	12.93%	27	34

Total related parties		331	299

Total debt		866	1,098

Less: current portion		(297)	(431)

Long-term portion		569	667

Notes: The LIBOR (London Interbank Offered Rate) at December 31, 2004 was 2.78% per annum (2003 - 1.12%). The TJLP (Taxa de Juros de Longo Prazo), a long-term interest rate reset quarterly by the Brazilian Central Bank, at December 31, 2004 was 9.75% per annum (2003 - 11.00%). The UMBNDES is a weighted average exchange variation on basket of currencies, predominantly U.S. dollars, held by BNDES.

(a) Export credits

In May and July 2004, we signed an Export Prepayment Agreement and an Offshore Facility Agreement with a pool of banks in the aggregate amount of US$ 350 at LIBOR plus 2.00% due through 2011 in installments to match export shipments. The funds were released in 2004. We utilized US$ 125 to refinance export credit prepayment which was to fall due in 2006. The financings are guaranteed by export contracts by the borrowers, which are VCP Exportadora and VCP Trading N.V. VCP is the primary obligor and has unconditionally and irrevocably, agreed that if the borrowers fail to make any payments, we will pay to the lenders, which are ABN Amro Bank N.V., Banco Santander Central Hispano and Banco Bradesco S.A., such outstanding amounts at the due date.

At December 31, 2003, the balance relates to ongoing export prepayment financings with average annual interest rates of LIBOR plus 1.85%. The balance at December 31, 2004 includes financing of US$ 180 carried over from December 31, 2003.

(b) Syndicated bank loan

In October 2001, our wholly owned subsidiary VEP, through its wholly owned subsidiary Newark, received a bridge financing of US$ 370 to finance the acquisition of our interest in Aracruz.

On May 23, 2002, VCP Trading N.V. and VCP North America Inc., two wholly owned subsidiaries of Newark, entered into a US$ 380 credit agreement with ABN AMRO Bank N.V. All of the proceeds from the credit agreement were advanced to Newark (US$ 304 by VCP Trading and US$ 76 by VCP North America) as a prepayment trade financing between Newark, VCP Trading and VCP North America. Newark used the proceeds from these advances to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The obligations of VCP Trading and VCP North America under the credit agreement are guaranteed directly or indirectly by Newark, VEP and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables arising under agreements entered into by Newark, VCP Trading and VCP North America with their respective customers for the sale of certain products. Beginning in June 2003, we started paying monthly interest of US$ 16. During the year ended December 31, 2004, we repaid US$ 198 of the loan. The remaining balance will fall due through May 2005.

(c) ABN AMRO bank loan

At December 31, 2003, the amount due ABN AMRO Bank relates to the remaining balance of a US$ 400 bond issued in 1997 by our affiliated company, 50% owned with own controlling shareholders, VOTO I, a special purpose company. The bonds were repurchased by another of our jointly-owned affiliated companies, St. Helen Holding II B.V., financed by a loan raised in June 2002 from ABN AMRO Bank.

In September 2002, our wholly-owned subsidiary St. Helen Holding III B.V., purchased half of the US$ 400 notes from St. Helen II Holding B.V. The balance of this note was repaid in July 2004.

(d) VOTO II loan

In July 2003, together with our controlling shareholder, we jointly formed VOTO II, a 50% owned affiliated company, for the sole purpose of raising funds. VOTO II issued US$ 250 5.75% Bonds due in June 2005 in the international market, under Regulation S and on-lent US$ 125 to each shareholders. Together with our controlling shareholder and Cimento Rio Branco S.A., a company also under common control of our controlling shareholders, we are the guarantors for this operation.

The funds onlent to us were utilized to redeem part of the US$ 203 debt that we contracted with ABN AMRO Bank, to buy back US$ 200 of the VOTO I Bonds ((c) above). Guarantees are limited to VCP's liability.

(e) VOTO III Loan

On January 16, 2004 VPAR formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount issued or US$ 45 for which we are guarantors.

(f) Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of Hejoassu, our ultimate parent company.

(g) Long-term debt maturities

At December 31, 2004, our long-term debt maturities are as follows:

2006	53
2007	63
2008	129
2009	149
2010 and thereafter	175

569

(h) Covenants

We are subject to a number of material affirmative and negative covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and maintenance of certain financial ratios calculated based on Brazilian GAAP.

12 Related Parties

Balances and transactions with related parties are as follows:

	Nature and business
	purpose of transactions	2004	2003

Cash, cash equivalents and	Surplus cash funds invested
held-to-maturity investments	with Group financial
Votorantim Group company	institutions
Banco Votorantim S.A.		336	361
VOTO III bonds		14
Draft II Participações S.A.			8

Unrealized gains from cross currency	Arising from swap contract
interest rate swaps	transactions in which the
Votorantim Group company	Group financial institution
Banco Votorantim S.A.	acts as counter-party	27	52

Long-term loans from related parties	Loans from related parties
Votorantim Group company
VOTO II		125	125
VOTO III		47
BNDES (shareholder)		159	174

Revenue, income and expenses from transactions with related parties were as follows:

	2004	2003	2002

Export sales revenue		65	119
Financial income	35	17	248
Financial expenses	53	51

Export sales revenue primarily relates to sales made to Votorantrade N.V.; financial income arises from loans made to related parties and investments made in Banco Votorantim S.A.; and financial expenses represent charges on intercompany loans from related parties.

13 Financial Instruments and Derivatives

We primarily use cross currency interest rate swap contracts and Brazilian Government bonds indexed to the U.S. dollar to hedge our U.S. dollar denominated debt. By entering into these contracts or purchasing Brazilian Government bonds, we partially protect ourselves from the effects of unfavorable exchange movements. Accordingly, if the Real devalues against the U.S. dollar and results in a foreign exchange loss, we are at least in part protected by an offsetting gain from the swap contracts.

We used the following methods and assumptions in estimating the fair value disclosures of our financial instruments:

  Held-to-maturity investments: the fair value of our held-to-maturity investments are estimated based on market rates for securities with similar terms and maturities.
  Long-term and short-term debt: the fair values of our long-term debt were estimated based on available quoted rates for loans of substantially similar terms and maturities.

The fair values of our cross currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2004 and 2003 the notional amounts of our outstanding cross currency interest rate swap contracts were US$ 259 and US$ 214, respectively and their fair values were US$ 47 and US$ 51, respectively. The actual cash settlements on the contracts occur at times specified in each agreement. We do not terminate any of our contracts prior to maturity.

The carrying amounts and fair values of our financial instruments at December 31 were as follows:

	2004		2003

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Cash and cash equivalents	151	151	290	290
Held-to-maturity investments
Debentures			8	8
VOTO III bonds	14	15
Brazilian Government Bonds denominated in U.S. dollars	223	313	295	300
Foreign Government Bonds denominated in Reais	41	41
Unrealized gains from cross
currency interest rate swaps	47	47	51	51
Short-term debt	79	79	48	48
Long-term debt	866	873	1,098	1,114

14 Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in 'Other non-current assets - Other') which will only be released to us upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

	2004		2003

	Deposits	Provisions	Deposits	Provisions

Tax-related	24	93	17	44
Civil-related		4		9
Labor-related	2	7	3	3

	26	104	20	56

The activity in our provision account for 2003, 2002 and 2001 was as follows:

	2004	2003	2002

At beginning of year	56	27	12
Translation adjustment	5	6	(4)
Provisions for new legal proceedings	45	23	19
Amounts paid to settle litigation	(2)

At end of year	104	56	27

(a) Tax-related

During 2004, we recorded an additional US$ 5 related to the 1% increase in the COFINS tax rate as described below.

In 1999, we filed a lawsuit challenging the 1% increase in the COFINS tax rate (from 2% to 3%), a tax on revenues. Although we have obtained a legal injunction, based on advice from our legal counsel and reflecting rulings by the Federal Supreme Court during 2002, we accrued US$ 30 relating to this claim.

During 2002, we filed a lawsuit challenging the inclusion of the ICMS (Value-added sales tax) in the computation basis for the COFINS tax, relating the period from 1996 to 2003, as well as our deductibility of recoverable ICMS originated from raw material used for tax exempt paper products. We accrued and deposited US$ 20 relating to this claim.

In 1996, we filed a judicial claim to assure our right to the deductibility of inflation-indexed (an uplift of 70%) depreciation arising from a government economic stabilization program in January 1989. We obtained a favorable decision enabling the partial deduction of an uplift of 43%. Based on advice from our legal counsel, we accrued US$ 6 relating to this claim.

(b) Other unprovided possible losses

VCP is party to a substantial number of other legal proceedings in the normal course of its business involving possible risk of loss, in addition to the lawsuits and administrative proceedings discussed above.

Management does not believe that such legal proceedings will, individually or in the aggregate, have a material adverse effect on our business, results of operations or financial condition, and therefore, no provisions have been recorded based on management's assessment of the probability of loss.

These possible losses, at December 31, are as follows:

	2004	2003

Tax-related	21	14
Civil-related	11	7
Labor-related	8	7

Total	40	28

(c) Sale of affiliate

In 1999, we sold our 51% interest in Indústria de Papel de Salto Ltda. Under the terms of the sale, we have indemnified the purchaser against certain losses in excess of amounts recorded limited to US$ 6 through 2007. No amounts have been paid under this indemnification 2004 and we believe such amounts if ultimately paid, if any, will not be significant.

(d) Commitments

We do not maintain insurance for our forests; rather, our policy is to self-insure against fire, disease and other risks to our forests. We have taken measures to mitigate these risks, but any losses from damage outside of our control would be for our own account.

We provide guarantees to banks, not in excess of 180 days, although in exceptional cases, this is extended to 360 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under the vendor program we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At December 31, 2004, customer guarantees provided by us totaled US$ 71 (US$ 51 at December 31, 2003). Our guarantees are usually secured by the personal guarantee of the customer's owner.

We lease forest land under operating leases from other companies of the Votorantim Group as a source for raw material for our products. The leases, most of which commenced in 1991, are typically for a term of 21 years. Lease payments, equal to 30% of the market value of the timber harvested on the property, are payable after each harvest. We guarantee to the lessor a minimum harvest payment. Payments under these operating leases were US$ 1 in each of 2004, 2003 and 2002.

We have long-term sales contracts with certain of our customers. These contracts generally provide for sales of specified volumes of pulp at market prices. Early termination is provided for in the event of, among other things, a material breach, the insolvency of one of the parties or force majeure events of extended duration. One sales contract includes provisions that permit us to terminate the contract or reduce the quantities shipped if sales to the purchaser would exceed a specified percentage of our annual production capacity. These contracts represent approximately 97% of our current annual sales volume of pulp. The contracts expire through 2005.

We have commitments for capital expenditures amounting to US$ 29 at December 31, 2004.

We have long-term "Take-or-Pay" contracts with suppliers of chemical products for periods from 1 to 13 years. The contractual obligations in connection with such contracts are US$ 35 per year.

The following is a summary of guarantees issued to other companies of the Votorantim Group:

			Outstanding guarantee amount

Primary obligor	Obligations	Beneficiary	2004	2003

VOTO I	US$ 400 notes issuance	Noteholders and the trustee	200	200
VOTO II	US$ 250 notes issuance	Noteholders and the trustee	125	125
VOTO III	US$ 300 notes issuance	Noteholders and the trustee	45
Votocel	Equipment finance	BNDES		8

15 Segment Information

(a) Segment information

The following information about segments is based upon information used by our senior management to assess the performance of our operating segments and decide on the allocation of resources. This approach is required by SFAS 131, "Disclosure about Segments of an Enterprise and Related Information", and has been applied for all periods presented. Our paper and pulp operations are based solely in Brazil. Intersegment revenues are accounted for at amounts which approximate those that would be obtained in a sale to third parties.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance information generated from the statutory accounting records, except for the effects of our affiliate Aracruz, which is proportionally consolidated in our Brazilian GAAP financial statements but is not included in information used by our senior management to assess the performance of our segments. The local currency information related to statement of income data has been translated to U.S. dollars, for convenience purposes, at the average rate of each year presented. The information as at the balance sheet dates has been translated at the respective year-end exchange rates.

	2004	2003	2002

Net operating revenue
Pulp	385	276	130
Paper	634	557	494

Net operating revenue under Brazilian GAAP	1,019	833	624

Reconciling item to US GAAP
Pulp		(1)	(1)
Paper	(9)	(16)	(14)

Total net operating revenue - US GAAP	1,010	816	609

Intersegment sales of pulp to paper segment	214	196	158

Total net operating revenue before
intersegment sales eliminations	1,224	1,012	767

Depreciation and depletion expense
Pulp	69	61	46
Paper	23	17	19

Total depreciation and depletion
expense allocated to segments under
Brazilian GAAP	92	78	65

Reconciling items to US GAAP
Pulp	(2)	(5)	(10)
Paper	(1)	(1)	(4)

Total depreciation and depletion
expense - US GAAP	89	72	51

There are certain differences between the methodologies we use to determine the operating profit shown in the following table and operating profit reported in our US GAAP statement of income. For segment reporting purposes we defer start-up costs of new facilities and amortize them against operating profit over the subsequent 10 years. We allocate depreciation to segments based on property, plant and equipment amounts which have been indexed for inflation, rather than the historical real amounts. Also, we depreciated our machinery, equipment and installations over 10 years up to December 31, 1996 and over 25 years thereafter. These differences are reconciled as follows:

	2004	2003	2002

Segment operating profit
Pulp	152	137	88
Paper	150	127	82

Operating profit under Brazilian GAAP	302	264	170

Reconciling items to US GAAP
Difference in depreciation and amortization
expense
Pulp	2	5	10
Paper	1	1	6

Start-up costs
Pulp		(1)	(4)
Paper			(2)

Other adjustments
Pulp (in 2004, primarily amortization of goodwill in Aracruz under Brazilian GAAP)	26	(1)	(1)
Paper	(6)	0	(2)

Total pulp	180	140	93
Total paper	145	128	84

Total operating profit - US GAAP	325	268	177

Financial income	40	65	73
Financial expenses	(69)	(71)	(59)
Foreign exchange gain (loss), net	12	(14)	(11)

Income before income tax and equity income
of affiliates - US GAAP	308	248	180

Segment assets:

Pulp	943	755
Paper	433	389

Total segment assets per Brazilian GAAP	1,376	1,144

Reconciling items to US GAAP
Pulp	41	40
Paper	26	18

Total pulp	984	795
Total paper	459	407

Total property, plant and equipment - US GAAP	1,443	1,202

Corporate assets - US GAAP

Cash and cash equivalents	151	290
Held-to-maturity investments	278	303
Trade accounts receivable	175	151
Equity affiliates (pulp)	249	245
Other corporate assets	348	277

Total assets - US GAAP	2,644	2,468

Capital expenditures
Pulp	178	119	230
Paper	36	39	71

Total capital expenditures per Brazilian GAAP	214	158	301

Reconciling items to US GAAP
Capitalized interest
Pulp	3	5	14
Paper	1	2	2

Total capitalized interest	4	7	16

Total pulp	181	124	244
Total paper	37	41	73

Total capital expenditures - US GAAP	218	165	317

(b) Export sales by region

The following table includes our sales made directly to unaffiliated customers (the final customers) as well as our sales made to Votorantrade N.V. and related parties (also a member of the Votorantim Group) to the final customers.

	2004		2003		2002

	Paper	Pulp	Paper	Pulp	Paper	Pulp

North America	53	37	46	38	40	38
Europe	45	164	39	109	28	44
Middle East and Asia	9	150	9	94	6	14
Africa	4	3	13		5
South America, other than Brazil	33		25		24

	144	354	132	241	103	96

16 Shareholders' Equity

Our by-laws require that we pay a mandatory dividend to our common and preferred shareholders of at least 25% of our annual net distributable income determined in accordance with Brazilian Corporate Law. Preferred shareholders are entitled to receive a dividend per share 10% higher than common shareholders. In 2004, 2003 and 2002 we paid dividends in excess of the mandatory amount.

The preferred shareholders may not vote at shareholders meetings but have the right to receive priority in repayment of their capital, in the case of liquidation.

In accordance with the Brazilian Corporate law and our by-laws we are required to make annual appropriations to certain reserves ("Appropriated retained earnings"). These comprise mainly (a) 5% of the net income in our statutory accounts which must be transferred to a legal reserve until such reserve reaches 20% of our share capital and (b) appropriation of an amount equal to income tax rebates available for investments in certain underdeveloped regions of Brazil to an investment incentive reserve. The legal and investment incentives reserves cannot be used to distribute dividends to our shareholders.

Brazilian law permits the payment of dividends only in reais, limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian GAAP.

Brazilian companies are permitted to pay limited amounts of interest on equity to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders' equity in a manner similar to a dividend. Interest on equity is treated as a dividend for purposes of the mandatory dividend payable. A 15% tax is withheld and paid by upon credit of the interest.

The devaluation of the Real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. The devaluation of the real results in net foreign exchange losses which are included in the statement of income determined under Brazilian GAAP and which reduces the amount of unappropriated earnings available for distribution. At December 31, 2004, we had unappropriated retained earnings of R$ 1,224 million (2003 - R$ 1,558 million) in our statutory books, equivalent, at the exchange rate at December 31, 2004, to US$ 461 (2003 - US$ 539). As required by Brazilian GAAP, the statutory books present retained earnings net of a provision for a dividend which has not yet been declared by the shareholders, equivalent to US$ 78. This provision has not been deducted from shareholders' equity reported under US GAAP.

Dividends paid per thousand shares in U.S. dollars were as follows:

	2004	2003	2002

Preferred	0.58	0.22	0.19
Common	0.52	0.20	0.17

On December 3, 2003, the Board of Directors approved a change in VCP's dividend policy. Under the new policy, VCP intends to pay dividends and/or interest on equity based on 60% of "free cash flow". Free cash flow is expected to be an amount equal to "EBITDA" (defined as operating profit excluding net financial income (expense), amortization, depreciation and depletion and equity gain (loss) of affiliate) minus changes in working capital, minus income tax and social contribution effectively paid by VCP and minus capital expenditures and will be based upon VCP's financial statements prepared in accordance with Brazilian GAAP.

On October 18, 2004, the Extraordinary General Meeting approved the following proposals:

(i) increase of subscribed capital stock, from US$ 1,320 to US$ 1,838, by means of capitalization of part of unappropriated retained earnings without issue of new shares;

(ii) a reverse stock split dividing the entire subscribed capital of the Company, by 200 resulting in 191,613,498 shares, of which 105,702,452 are shares of common stock and 85,911,046 are shares of preferred stock; and

(iii) a reverse split of our American Depositary Shares (ADSs) traded on the New York Stock Exchange, each of which had previously represented 500 preferred shares, to represent one preferred share per ADS.

We have retroactively adjusted all shares and ADS data to take account of the reverse split.

17 Concentration of Credit Risk

We are potentially subject to credit risk with respect to our cash equivalents, held-to-maturity investments, trade receivables, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and held-to-maturity investments by placing our investments with highly rated financial institutions and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the US and Europe are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.

18 Financial Income and Financial Expense

	2004	2003	2002

Financial income
Interest income on cash equivalents	39	21	39
Realized and unrealized gain on
held-to-maturity investment	15	27	21
Interest income on credit sales	4	2	1
Other (including taxes)	(18)	15	12

	40	65	73

Financial expenses
Interest and charges on Real debt	16	15	6
Interest and charges on U.S. dollar debt	53	53	50
Other	-	3	3

	69	71	59

19 Defined Contribution Plan

In March 2000 we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all of our employees. For employees below a certain income level we match the employee's contribution limited to 1.5% of the employee's compensation. For employees above that income level we match the employee's contribution up to 6% of the employee's compensation. At our option we may also make additional contributions. Our contributions vest in varying percentages depending on the employee's years of service and will fully vest upon the employee's retirement, death or disability, provided the employee has at least one year of service. Our contribution was US$ 2 in 2004 and US$ 1 in 2003 and 2002.

* * *